Via Facsimile and U.S. Mail
Mail Stop 6010

July 11, 2008

Mr. Brian J. Kearns
Chief Financial Officer
Lannett Company, Inc.
9000 State Road
Philadelphia, PA 19136

> **Re:** **Lannett Company, Inc.**
> **Form 10-K for Fiscal Years Ended June 30, 2007**
> **File No. 1-31298**

Dear Mr. Kearns:

        We have reviewed your June 10, 2008 response to our April 18, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the fiscal year ended June 30, 2007

Exhibit 13

Note 12: Acquisition of Cody Laboratories, Inc., page 27

1.   We acknowledge your response to our previous comment 1. In Appendices A and B you provide comparative income statements and balance sheets, showing your financial statements as originally reported and as revised to reflect the hypothetical consolidation of Cody Labs under FIN 46R. In order to assess the materiality of the differences between your reported and revised financial statements, please address the following additional comments:

   a.   Please explain to us why you apparently concluded that there was no asset impairment under SFAS 144 (i.e. long-lived assets related to the Cody Labs manufacturing facility) under the hypothetical FIN 46R financial statements. Please also tell us how the remedial efforts incurred by Cody Labs have been accounted for in the hypothetical FIN 46R financial statements.

   b.   Please explain to us how the hypothetical revised income statements under FIN 46R reflect your 12.5% share of Cody Labs earnings or losses in each period.

c. Please explain to us why you have a minority interest asset reflected on your hypothetical revised balance sheets as we would expect to see a minority interest liability unless minority interest holders are obligated to fund prior period losses attributable to them.

d. Given that you acquired the remaining 87.5% of Cody Labs during the quarter ended June 30, 2007, please explain to us why your "original" as reported balance sheet and hypothetical "revised" balance sheet as of June 30, 2007 are not the same and why they do not agree with your balance sheet as reported in your fiscal 2007 Form 10-K

e. To the extent that the above comments result in adjustments to the financial statements you provided in Appendices A and B, please provide us your revised appendices. In addition, please provide your historical and revised hypothetical financial statements as of and for the year ended June 30, 2006 and for each of the quarters in fiscal 2007. Please provide your conclusion as to the materiality of any differences between each of these historical and hypothetical financial statements

2. We acknowledge your response to our previous comment 2a. In your response, you indicate that two fundamental assumptions regarding the valuation of Cody Labs changed between December 31, 2006 and April 10, 2007 causing the decline in value from approximately $30 million to $4.4 million. The first being additional remediation efforts that would be required to bring operating performance at Cody Labs up to your standards. The second being your determination that receipt of the DEA importing license by Cody Labs would be unlikely. On page 10 of your March 14, 2008 response to our initial comment 2b, you indicated that the Cody Labs' enterprise value of approximately $30 million was supported by anticipated $3-$4 million cash flow per year at a 10 times multiple. You also indicated that securing the pending DEA importing license could potentially add significant value to your acquisition of Cody Labs. Please address the following additional comments:

a. Please explain to us what additional/incremental remediation efforts were required at March 31, 2007 to bring Cody Labs operating performance up to your standards. Please explain to us whether these incremental remediation efforts were completed by May 2007 when you recommenced production operations at Cody Labs. Please quantify the incremental costs you anticipated at March 31, 2007 and explain to us where you addressed these requirements in your filed MD&As. Please clarify whether any of these incremental remediation efforts remain incomplete through June 30, 2008.

b. Please explain to us how your $4.4 million valuation at April 10, 2007 incorporates the anticipated $3-$4 million cash flow per year estimated at December 31, 2006.

c. Please clarify for us what consideration you gave to the receipt of the DEA importing license in your valuation of Cody Labs at December 31,

2006 as it appears that initially you indicated that its value was not included in your $30 million valuation at that date. To the extent your December 31, 2006 and prior assessments of Cody Labs' fair value included an estimate of the value of the DEA importing license, please explain to us how the DEA license value provided support for the collectibility of loans to Cody Labs, particularly considering that the DEA license was not issued.

3.   In your response to our previous comment 2b you indicate that there was no clear external triggering event that led to your determination of the impairment of the loans to Cody Labs other than your assessment that Cody Labs was unable to secure additional capital for the required remediation and was therefore on the verge of insolvency and your lack of confidence regarding the granting of the DEA importing license. Please clarify for us what occurred to cause you to believe that Cody Labs could not secure additional capital financing in or around March 2007. In your response, please explain whether Cody Labs received funding from sources other than the $8.5 million you loaned them from April 2006 through March 2007. In addition, please clarify why you were unable to identify the incremental remediation efforts needed prior to March 31, 2007 and why you continued to loan money to Cody Labs without an apparent clear understanding of the remediation efforts needed.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant